OMB APPROVAL
                UNITED STATES                   OMB Number: 3235-0145
      SECURITIES AND EXCHANGE COMMISSION        Expires:    October 31, 1997
            WASHINGTON, D.C. 20549              Estimated average burden
                                                hours per form............14.90
                                                -------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ______________)*

                               1st United Bancorp
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         1st United Bancorp Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   33740710-0
                 -----------------------------------------------
                                 (CUSIP Number)

                              Kenneth W. McAllister
                  Executive Vice President and General Counsel
                                  P.O. Box 3099
                       Winston-Salem, North Carolina 27150
                                 (910) 770-5000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 6, 1997
                -----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D


CUSIP NO. 33740710-0                                         PAGE 2 OF 17 PAGES
-------------------------                                    ------------------


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Wachovia Corporation
       IRS #56-1473727

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) |_|
                                                                    (B) |_|

  3    SEC USE ONLY

  4    SOURCE OF FUNDS*

       WC*

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       North Carolina

    NUMBER OF       7    SOLE VOTING POWER
      SHARES             2,020,000*
   BENEFICIALLY
     OWNED BY       8    SHARED VOTING POWER
       EACH              0
    REPORTING
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              2,020,000*

                    10   SHARED DISPOSITIVE POWER
                         0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,020,000*

  12   CHECK BOX IF THE AGGREGATE AMOUNT
       IN ROW (11) EXCLUDES CERTAIN SHARES*                             |_|

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       16.6%

  14   TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------
              *BENEFICIAL OWNERSHIP OF 2,020,000 SHARES OF COMMON STOCK REPORTED HEREUNDER IS SO BEING REPORTED SOLELY AS A RESULT OF THE STOCK OPTION AGREEMENT DESCRIBED IN ITEM 4 HEREOF. THE OPTION GRANTED PURSUANT TO SUCH STOCK OPTION AGREEMENT HAS NOT YET BECOME EXERCISABLE. WACHOVIA CORPORATION EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES.

ITEM 1.           SECURITY AND ISSUER.

                  This statement relates to the common stock, par value $0.01 per share ("Common Stock"), of 1st United Bancorp, a Florida corporation (the "Company"), the principal executive offices of which are located at 980 N. Federal Highway, Boca Raton, Florida 33432.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (a)-(c) and (f) This statement is being filed by Wachovia Corporation, a North Carolina corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Wachovia"). The principal business offices of Wachovia are located at 100 North Main Street, Winston-Salem, North Carolina 27101 and at 191 Peachtree Street, NE, Atlanta, Georgia 30303. Wachovia has one principal banking subsidiary, Wachovia Bank, National Association, the assets of which currently constitute substantially all of the assets of Wachovia. Wachovia also has bank-related subsidiaries engaged in large corporate and institutional relationship management and business development, corporate leasing, remittance processing and discount brokerage services. The names of the directors and executive officers of Wachovia and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

                  (d)-(e) Neither Wachovia, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Wachovia nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As more fully described in Item 4, the Company has granted to Wachovia an option pursuant to which Wachovia has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 2,020,000 shares of Common Stock (subject to adjustment in certain circumstances) at a price per share equal to $18.75 (the "Option"). Certain terms of the Option are summarized in Item 4.

         If the Option were exercisable and Wachovia were to exercise the Option on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $37,875,000. It is currently anticipated that such funds would be derived from working capital.

                  Subject to market conditions and developments with respect to the Merger (as defined below) Wachovia may purchase shares of Common Stock in the open market or in privately negotiated transactions. It is currently anticipated that any funds used to make such purchases would be derived from working capital.

ITEM 4.           PURPOSE OF THE TRANSACTION.

                  (a)-(j) Wachovia is seeking to acquire the entire equity interest in the Company pursuant to the Merger (as defined below). The transactions reported hereunder are intended to assist in the achievement of that purpose.

                  The Merger Agreement. The Company and Wachovia have entered into an Agreement and Plan of Merger, dated as of August 6, 1997 (the "Merger Agreement"), pursuant to which the Company will be merged with and into Wachovia (the "Merger"), with Wachovia being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Common Stock will be converted into a number of shares (the "Exchange Ratio") of common stock of Wachovia ("Wachovia Common Stock") equal to $20.875 divided by the Wachovia Average Stock Price (as defined below) (rounded to the nearest one-thousandth) provided that:

         (i)      if the Wachovia Average Stock Price exceeds
                  $69.64375, the Exchange Ratio will be 0.3; and

         (ii) if the Wachovia Average Stock Price is less than $56.98125, the Exchange Ratio will be 0.366.

         The "Wachovia Average Stock Price" means the average of the last sale prices of Wachovia Common Stock, as reported by the NYSE Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported therein, in another authoritative source), for the ten New York Stock Exchange trading days immediately preceding the Effective Date.

         In the event Wachovia changes (or establishes a record date for changing) the number of shares of Wachovia Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Wachovia Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio will be proportionately adjusted. As of the Effective Time, each share of Common Stock held directly or indirectly by the Company, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled, and no exchange or payment will be made with respect thereto.

         As a result of the Merger, the Company will cease to exist as a separate legal entity.

         The Merger is subject to various regulatory approvals, the approval of the stockholders of the Company and the satisfaction of other terms and conditions set forth in the Merger Agreement.

         As a result of the Merger, Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, Common Stock will be eligible for delisting from the Nasdaq Stock Market's National Market System, where it has been traded under the symbol "FUBC".

         The Option Agreement. In connection with the Merger Agreement, Wachovia and the Company entered into a Stock Option Agreement, dated as of August 6, 1997 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Company granted Wachovia an Option to purchase, subject to adjustments in certain circumstances, up to 2,020,000 fully paid and non-assessable shares of Common Stock (the "Option Shares") at a price per share equal to $18.75.

         Subject to applicable law and regulatory restrictions, Wachovia may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) have occurred prior to the occurrence of an Exercise Termination Event (as defined below), provided that written notice of such exercise as required by the Option Agreement is provided within six months following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

         As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of signing the Option Agreement:

                  (i) The Company or its Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (the "Company Subsidiary"), without having received Wachovia's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Wachovia or any of its Subsidiaries (each, a "Wachovia Subsidiary") or the Board of Directors of the Company (the "Company Board") shall have recommended that the shareholders of the Company approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of the Merger Agreement, (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving the Company or the Company Subsidiary (other than mergers, consolidations or similar transactions involving solely the Company and/or one or more wholly-owned Subsidiaries of the Company, provided, that any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of the Company or the Company Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the Company or the

         Company Subsidiary and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

                  (ii) Any person other than Wachovia or any Wachovia Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of the Merger Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

                 (iii) The shareholders of the Company shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Wachovia or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

                  (iv) The Company Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Wachovia its recommendation that the shareholders of the Company approve the transactions contemplated by the Merger Agreement, or the Company or the Company Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Wachovia or a Wachovia Subsidiary;

                  (v) Any person other than Wachovia or any Wachovia Subsidiary shall have made a proposal to the Company or its shareholders to engage in an Acquisition Transaction and such proposal shall have been publicly announced;

                  (vi) Any person other than Wachovia or any Wachovia Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

                  (vii) The Company shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction, and following such breach Wachovia would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both); or

                  (viii) Any person other than Wachovia or any Wachovia Subsidiary shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

                  As defined in the Option Agreement, "Subsequent Triggering Event" means any of the following events or transactions occurring after the date of signing the Option Agreement:

                  (i) The acquisition by any person (other than Wachovia or any Wachovia Subsidiary) of beneficial ownership of 20% or more of the then outstanding Common Stock; or

                  (ii) The occurrence of the Initial Triggering Event described above, except that the percentage referred to in clause (z) of the second sentence thereof shall be 20%.

                  As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Wachovia pursuant to Section 8.01(b) (breach of Merger Agreement by either party entitles other party to terminate Merger Agreement) or
Section 8.01(e) (Wachovia may terminate Merger Agreement if the Company's board of directors fails to recommend the

Merger Agreement to the Company's stockholders, or withdraws such recommendation, or modifies or changes such recommendation in a manner adverse in any respect to the interests of Wachovia) of the Merger Agreement or by Wachovia or the Company pursuant to Section 8.01(d)(ii)(the Company's stockholders fail to approve the Merger Agreement) of the Merger Agreement (each, a "Listed Termination"); or (iii) the passage of eighteen (18) months (or such longer period as provided in the Option Agreement) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination.

                  As provided in the Option Agreement, in the event that Wachovia is entitled to and wishes to exercise the Option, it is obligated to send to the Company a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise and
(ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided, that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, Wachovia is obligated to promptly file the required notice or application for approval, promptly notify the Company of such filing, and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

                  Under applicable law, Wachovia may be required to obtain the prior approval of the Federal Reserve Board prior to acquiring 5% or more of the issued and outstanding shares of Common Stock. Certain other regulatory approvals may also be required before such an acquisition could be completed.

                  Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Merger Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event,

Wachovia, subject to the express provisions the Stock Option Agreement, may assign in whole or in part its rights and obligations thereunder; provided, however, that until the date 15 days following the date on which the Federal Reserve Board has approved an application by Wachovia to acquire the shares of Common Stock subject to the Option, Wachovia may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Company, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Wachovia's behalf or (iv) any other manner approved by the Federal Reserve Board.

                  In addition, any shares of Common Stock purchased upon the exercise of the Option may be resold by Wachovia pursuant to registration rights under the Option Agreement.

                  In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise of the Option will be appropriately adjusted and proper provision will be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it equals 19.9% of the number of shares of Common Stock then issued and outstanding. Whenever the number of shares of Common Stock purchasable upon exercise of the Option is adjusted as provided in the Stock Option Agreement, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

                  At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option

Agreement), the Company (or any successor thereto) must repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), the Company (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

                  A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

                  (i) the acquisition by any person (other than Wachovia or any Wachovia Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

                  (ii) the consummation of any Acquisition Transaction described in subparagraph (i) under the definition of Initial Triggering Event, except that the percentage referred to in clause (z) shall be 50%.

                  In the event that prior to an Exercise Termination Event, the Company enters into an agreement (i) to consolidate with or merge into any person, other than Wachovia or a Wachovia Subsidiary, or engage in a plan of exchange with any person, other than Wachovia or a Wachovia Subsidiary, and the Company is not the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Wachovia or a Wachovia Subsidiary, to merge into the Company or be acquired by the Company in a plan of exchange and the Company is the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or the Company

Subsidiary's assets or deposits to any person, other than Wachovia or a Wachovia Subsidiary, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as defined in the Option Agreement) or (y) any person that controls the Acquiring Corporation.

                  Wachovia may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in the Option Agreement), relinquish the Option (together with any Option Shares issued to and then owned by Wachovia) to the Company in exchange for a cash fee equal to the Surrender Price; provided, however, that Wachovia may not exercise such right if the Company has repurchased the Option (or any portion thereof) or any Option Shares as described above. The "Surrender Price" will be equal to $5 million (i) plus, if applicable, Wachovia's purchase price actually paid with respect to any Option Shares and (ii) minus, if applicable, the excess of (A) the net cash amounts, if any, received by Wachovia pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (B) Wachovia's purchase price of such Option Shares.

                  Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

                  Purchase of Common Stock. Subject to market conditions and developments with respect to the Merger, Wachovia may purchase shares of Common Stock in the open market or in privately negotiated transactions.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

                  (a) Wachovia may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, Wachovia may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). Wachovia has no right to vote or dispose of the shares of Common Stock subject to the Option unless and until such time as the Option is exercised. Wachovia expressly disclaims beneficial ownership of such shares. To the best knowledge of Wachovia, none of the persons listed in
Schedule I hereto beneficially owns any shares of Common Stock.

                  (b) If Wachovia were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

                  (c) Wachovia acquired the Option in connection with the Merger Agreement. See Item 4 hereof.

                  To the best knowledge of Wachovia, none of the persons listed in Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                  COMPANY.

                  Except as described in Item 4 and Item 5 hereof, neither Wachovia nor, to the best of its knowledge, any of the persons listed on
Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

           2.1 Agreement and Plan of Merger, dated as of August 6, 1997, by and among Wachovia
                           Corporation and 1st United Bancorp.

          99.1 Stock Option Agreement, dated as of August 6, 1997, between Wachovia Corporation and 1st United Bancorp.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:            August 15, 1997

                                            WACHOVIA CORPORATION


                                            By: /s/ Kenneth W. McAllister
                                                ----------------------------
                                            Name: Kenneth W. McAllister
                                            Title:  Executive Vice-President

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                              WACHOVIA CORPORATION


                  The names, business addresses and present principal occupations of the directors and executive officers of Wachovia Corporation are set forth below. If no business address is given, the director's or officer's business address is Post Office Box 3099, Winston-Salem, North Carolina, 27150. The business address of each of the directors of Wachovia Corporation is also the business address of such director's employer, if any. Directors of Wachovia Corporation are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.


Name                              Present Principal Occupation or Employment and Address
----                              ------------------------------------------------------

*John L. Clendenin                Chairman of the Board of BellSouth Corporation, a
                                  telecommunications holding company. 1155 Peachtree
                                  Street, N.E., Suite 2000, Atlanta, Georgia, 30309-3610.

*George W. Henderson, III         President, Chief Executive Officer and a Director of
                                  Burlington Industries, Inc., which manufactures
                                  textiles and home furnishings. 3330 West Friendly
                                  Avenue, Greensboro, North Carolina, 27410.

*Robert A. Ingram                 President and Chief Executive Officer of Glaxo
                                  Wellcome Inc., a pharmaceutical company. Five Moore
                                  Drive, Post Office Box 13398, Research Triangle Park,
                                  North Carolina, 27709.

*John G. Medlin, Jr.              Chairman of the Board of Wachovia.

*L. M. Baker, Jr.                 President and Chief Executive Officer of Wachovia.

*Lawrence M. Gressette, Jr.       Chairman of the Executive Committee of SCANA
                                  Corporation. 1400 Lady Street, Mail Code I-25,
                                  Columbia, South Carolina, 29201.

*Thomas K. Hearn, Jr.             President of Wake Forest University.  1834 Reynolds
                                  Road, Room 211, Reynolds Hall, Winston-Salem, North Carolina, 27106.

*Herman J. Russell                 Chairman of H.J. Russell & Company, a management
                                   services company. 504 Fair Street, SW, Atlanta, Georgia, 30313.

*John C. Whitaker, Jr.             Chairman of the Board and Chief Executive Officer of
                                   Inmar Enterprises, Inc., an information services and
                                   transaction processing company. 2601 Pilgrim Court,
                                   Winston-Salem, North Carolina, 27106.

*Hayne Hipp                        President and Chief Executive Officer of The Liberty
                                   Corporation, an insurance and broadcasting holding
                                   company. Post Office Box 789, Greenville, South Carolina, 29602.


*Robert M. Holder, Jr.             Chairman of the Board of RMH Group, LLC.  3333
                                   Cumberland Circle, Suite 400, Atlanta, Georgia, 30339.

*James W. Johnston                 President and Chief Executive Officer of Stonemarker
                                   Enterprises, Inc., a consulting and investment
                                   company.  380 Knollwood, Suite 570, Winston-Salem, North Carolina, 27103.

*Wyndham Robertson                 Writer and Retired Vice President Communications,
                                   University of N.C. 520 Hooper Lane, Chapel Hill, North Carolina, 27514-3836.

*Sherwood H. Smith, Jr.            Chairman of the Board of Carolina Power & Light
                                   Company, a public utility.  Post Office Box 1551,
                                   Raleigh, North Carolina, 27602.

*Peter C. Browning                 President and Chief Operating Officer of Sonoco Products Company
                                   One North Second Street, Hartsville, South Carolina  29550

Mickey W. Dry                      Executive Vice President and Chief Credit Officer of Wachovia.

Hugh M. Durden                     Executive Vice President of Wachovia.

Walter E. Leonard, Jr.             Executive Vice President of Wachovia.

Kenneth W. McAllister              Executive Vice President and General Counsel of
                                   Wachovia.

Robert S. McCoy, Jr.               Executive Vice President and Chief Financial Officer
                                   of Wachovia.

G. Joseph Pendergrast              Executive Vice President of Wachovia.

Richard B. Roberts                 Executive Vice President and Treasurer of Wachovia.

Donald K. Truslow                  Comptroller of Wachovia.


                                  Exhibit Index


           2.1 Agreement and Plan of Merger, dated as of August 6, 1997, by and between Wachovia Corporation and 1st United Bancorp.

          99.1 Stock Option Agreement, dated as of August 6, 1997, between Wachovia Corporation and 1st United Bancorp.